

Global Alliance Securities, LLC

Statement of Financial Condition

December 31, 2021

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SEC FILE NUMBER
8-69244

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Global Alliance Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2464 Darts Cove Way
(No. and Street)

Charleston (Mt Pleasant)	SC	29466
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John P O'Shea	212-878-6532	joshea@gassec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

9/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P. O'Shea, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Global Alliance Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOSEPH K ERRERA
Notary Public - State of South Carolina
My Commission Expires June 24, 2025

Signature: [signature]

Title: Executive Chairman

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Global Alliance Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Global Alliance Securities LLC** (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 18, 2022

GLOBAL ALLIANCE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 818,322
Customer receivable fails	1,293,567
Leasehold improvements, net	45,743
Property and equipment, net	14,908
Commissions receivable	42,973
Other assets	13,455
Total Assets	$ 2,228,968

LIABILITIES AND MEMBERS' EQUITY

Fails to receive	$ 1,293,567
Accrued expenses	3,157
Total liabilities	$ 1,296,724
Members' equity	932,244
Total Liabilities and Members' Equity	$ 2,228,968

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Global Alliance Securities LLC (the "Company"), was organized on June 22, 2010 in the state of New York as a limited liability company. The Company filed for dissolution and the dissolution was granted with New York State in April 2019. The Company reorganized in the State of South Carolina as a limited liability company in January 2019. The Company began its operations as a broker-dealer in August of 2014. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investors Protection Corp ("SIPC"). The Company is approved to conduct several types of businesses. They are: Rendering services to Foreign Broker-Dealers under Rule 15A-6 ("Chaperoning") in transacting securities business with U.S. major institutional investors and U.S. institutional investors as these terms are defined by Rule 15A-6; Broker or dealer retailing corporate equity securities over-the-counter; Broker or dealer selling corporate debt securities; Underwriter or selling group participant (corporate securities other than mutual funds); Private placements of securities; Mergers and acquisitions; and Strategic advisory services. The term of the Company shall continue in perpetuity, unless sooner terminated in accordance with the provisions of its operating agreement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statement on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents in bank accounts. Funds deposited with a single financial institution are insured up to $250,000 in aggregate by the FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC). The Company considers all highly liquid temporary cash investment with an original maturity of three months or less when purchase to be cash equivalents. At December 31, 2021, the Company maintained a balance of $248,013 in FDIC insured money deposit held with a broker-dealer. The Company considers this amount to be a cash equivalent.

Commissions receivable

Commissions receivable includes commission income due from clients. Commissions receivable are generally collected over a period of less than 45 days. Accounts receivable are assessed frequently for collectability and an allowance is recognized for doubtful accounts, if required. The Company had accounts receivable of $42,973 as of December 31, 2021. There are three clients whose receivables constitute 31%, 27% and 23%, respectively of that amount at that date.

Allowance for Doubtful Accounts

The Company does not require collateral and establishes an allowance for doubtful accounts based on the Company's assessment of collectability. After concluding that an accounts receivable is not collectable, the Company will reduce the gross receivable and the allowance for doubtful accounts. As of December 31, 2021, receivable were considered fully collectable, and no allowance was established.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Property and Equipment

Property and equipment are valued at cost. Depreciation is expensed on a straight-line basis over the useful life of the asset over a period of 3-7-years. As of December 31, 2021, property and equipment has a cost of $22,846 and accumulated depreciation of $7,938.

Leasehold improvements

Leasehold improvements are valued at cost. Amortization is expensed on a straight-line basis over three years. As of December 31, 2021, leasehold improvements had a cost of 47,050 and accumulated amortization expense was $1,307.

New accounting pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses ("Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020 and had no impact on the Company as of that date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income taxes. Under that guideline, the Company assesses the likelihood, based on their technical merit, the tax position will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefit is adjusted when new information is available, or when an event occurs that requires a change. The Company had no unrecognized tax benefits at December 31, 2021.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The Company's minimum net capital is based upon SEC Rule 15a-6 which requires the Company, a "chaperoning broker-dealer", to maintain a minimum net capital of $250,000. At December 31, 2021, the Company had net capital of $815,165, which exceeded required net capital by $565,165, and a total aggregate indebtedness of $1,296,724. The Company's aggregate indebtedness to net capital ratio was 1.59 to 1 at December 31, 2021.

The Company is exempt from the reserve requirement provisions of SEC Rule 15c3-3 under Securities Exchange Act of 1934 paragraph (k) (2) (i) of the Rule. The Company is also permitted to engage in activities pursuant to paragraph k(2)(ii) of Rule 15c3-3.

NOTE 4 – FULLY DISCLOSED CLEARING AGREEMENT

The Company presently does not maintain a clearing agreement. The Company utilizes the clearing carrying relationships of the foreign broker-dealers for whom it is providing chaperoning services under SEC Rule 15a-6.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company entered into an office services agreement with the Company members. The agreement is a month-to-month agreement with the payment of $1,200 payable the 15th of each month. At December 31, 2021, the Company owed $-0- to the members.

Effective January 1, 2019, the Company adopted Accounting Standards Codification 842, lease ("ASC 842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances.

The Company does not have any leases that fell under the provisions of ASC 842 as of December 31, 2021.

NOTE 6 – CONCENTRATIONS, CREDIT RISK, AND FAILS TO RECEIVE AND CUSTOMER RECEIVABLE FAILS

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company maintains checking and money market accounts in financial institutions. Accounts at the banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the banks and believes that any potential credit loss is minimal. At December 31, 2021, all of the Company's cash was held at three financial institutions located in the United States. All balances were under the FDIC Insurance limit.

As part of its activities, pursuant to SEC Rule 15a-6, the Company records trades that fail on the accompanying Statement of Financial Condition, should they occur.

At December 31, 2021 amounts failed to receive and customer receivable fails consisted of the following:

Customer receivable fails $1,293,567

Securities fail to receive $1,293,567

NOTE 7 – INCOME TAXES

Effective January 1, 2020, the Company is a South Carolina LLC. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision for federal or state income taxes has been included in the financial statements. Deferred taxes are immaterial.

The Company has elected to file its income tax returns as a sub chapter-S corporation in its federal and state jurisdictions.

Tax years that remain subject to a U.S. Federal Income tax examination are 2018 through 2021. The Company is not subject to state income taxes in any jurisdiction that it is currently registered. There are no interest and penalties recognized in the statement of operations.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no and have been no litigations against the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un asserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2021, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statements.

Note 9- SUBORDINATED LOANS

As of and during the year ended December 31, 2021, the Company had not entered into any subordinated loans.

Note 10 – COVID 19

A coronavirus (Covid-19) was first reported in China in January 2020, the World Health organization declared it as a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID -19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. business and individual taxpayers

Note 11- SUBSEQUENT EVENTS

The Company approved these financials statements and evaluated subsequent events for recognition and disclosure through the date these financial statements issued.